UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended December 31, 1998

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ____________

Commission file number 1-9305

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.

One Financial Plaza

501 N. Broadway

St. Louis, Missouri 63102-2188

Issuer's telephone number, including area code 314-342-2000

Stifel, Nicolaus Profit Sharing 401(k) Plan

Financial Statements as of
December 31, 1998 and 1997 and for the
Year Ended December 31, 1998 and
Supplemental Schedules as of and for the
Year Ended December 31, 1998 and
Independent Auditors' Report

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

TABLE OF CONTENTS

Page

Independent Auditors' Report 1-2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
AND FOR THE YEAR ENDED DECEMBER 31, 1998:

Statements of Net Assets Available for Benefits 3

Statements of Changes in Net Assets Available for Benefits 4

Notes to Financial Statements 5-11

SUPPLEMENTAL SCHEDULES AS OF AND
FOR THE YEAR ENDED DECEMBER 31, 1998:

Item 27a - Schedule of Assets Held for Investment Purposes 12

Item 27d - Schedule of Reportable Transactions 13

The following schedules required by the Department of Labor Regulations are omitted because of the absence of conditions under which they are required:

Item 27b - Schedule of Loans in Default

Item 27c - Schedule of Leases in Default

Item 27e - Schedule of Nonexempt Transactions

SIGNATURES

The Plan, Pursuant to the requirements of Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized. Stifel, Nicolaus Profit Sharing 401(K) Plan (Name of Plan)

Date: July 14, 1999 By /S/ Bernard N. Burkemper

Bernard N. Burkemper (Trustee)

[Deloitte & Touche letterhead]

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee and Trustees of
Stifel, Nicolaus Profit Sharing 401(k) Plan
St. Louis, Missouri:

We have audited the accompanying statements of net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the o ial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998 and (2) transactions in excess of five percent of plan assets for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Re Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The Plan has not presented all of the information relative to the historical cost of investment purchase and sale transactions and gain or loss on sale transactions in the schedule of reportable transactions and historical cost information for certain of the investments in the schedule of assets held for investment purposes. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Deloitte & Touche LLP

June 4, 1999

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997

	1998	1997

ASSETS:
Cash	$ 4,043	$ 4,043
Investments, at fair value	37,056,871	31,288,396
Employee loans receivables	596,783	485,601
Accrued interest on employee loans	1,121	837
Employer's contribution receivable	1,052	765
Participants' contribution receivable	32,250	35,313

	37,692,120	31,814,955

LIABILITIES - Excess contributions refundable	4,755	-

NET ASSETS AVAILABLE FOR BENEFITS	$ 37,687,365	$ 31,814,955

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998

ADDITIONS TO NET ASSETS:
Net appreciation in fair value of investments	$ 3,525,133
Employer's contributions	160,737
Participants' contributions	3,012,328
Dividends	20,774
Interest income	318,231
Other	11

Total additions	7,037,214

DEDUCTIONS:
Benefits paid to participants	(1,091,512)
Other	(73,292)

Total deductions	(1,164,804)

Net increase	5,872,410

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	31,814,955

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 37,687,365

See notes to financial statements.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 1998 AND 1997

1. DESCRIPTION OF THE PLAN

The following description of the Stifel, Nicolaus Profit Sharing 401(k) Plan (formerly the Stifel, Nicolaus Profit Sharing Fund) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all employees of Stifel, Nicolaus & Company, Incorporated (the "Company") and affiliates who meet the eligibility provisions of the Plan. The Plan meets the requirements of a 401(k) plan under the Internal Revenue Code of 1954, as amended. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Employees are eligible to contribute up to 15% of their eligible compensation in increments of 1%.

Eligible Participants - Employees are eligible to participate in the Plan as of the first day of the calendar month following the later of the date of attainment of age 21, or the date six months after the date of employment.

Loans to Participants - The Plan has a provision to make loans to participants of the Plan whereby the Trustees shall determine whether a participant qualifies for such loan. The loans are limited to the lesser of $50,000 or 50% of the vested portion of the participant's accounts under the Plan. The repayment period shall not exceed five years, unless such loan is used to acquire a dwelling unit which will be used as the principal residence of the participant, in which case the repayment period shall not exceed ten years, and interest is charged at prime rate plus one percent. The borrowing participants are charged an initial processing fee and a monthly service charge for each month the loan is outstanding.

Participant Accounts - Effective May 1, 1997, as a result of change in plan administrator and trustee, each participant could designate the percentage of their account to be invested in the CIGNA Charter Short-Term Fixed Income Fund, CIGNA Charter Actively Managed Fixed Income Fund, CIGNA Lifetime 60 Fund, CIGNA Lifetime 50 Fund, CIGNA Lifetime 40 Fund, CIGNA Lifetime 30 Fund, CIGNA Lifetime 20 Fund, Charter Large Co. Stock Index Fund, Neuberger & Berman Guardian Trust Fund, AIM Value Fund, PBHG Growth Fund, Templeton Foreign Fund, SEI Capital Appreciation Fund, SEI Small Cap Growth Fund, Stifel Financial Corp. Stock and the CIGNA Direct Fund. Effective December 18, 1997, the CIGNA Guaranteed Income Fund was added as an investment option. Effective May 1, 1998, the CIGNA Charter Short-Term Fixed Income Fund, SEI Capital Appreciation Fund and the SEI Small Cap Growth Fund were replaced with the CIGNA Charter Large Company Stock-Growth Fund and the CIGNA Charter Small Company Stock-Growth Fund. All other funds remain available. Additionally, the participants have the option to invest in any of the funds of the Plan and allocate their money in 1% increments. The participants are given the option to change the allocation of their contributions and transfer money between the funds daily.

Vesting - The vesting period for Company contributions is based on a four year cliff vesting schedule. Participants are fully vested in their individual contributions at all times.

Company Contributions - The Plan includes a matching contribution by the Company which is determined at the beginning of each plan year by the Board of Directors of the Company. The matching contribution for the plan year beginning January 1, 1998, is 50% of the first $500 contributed by the participant.

Discretionary contributions by the Company above the aforementioned matching contributions are allocated to the participants using a combination of two methods: on a per capita basis and on the basis of participants' contributions.

Payment of Benefits - Retiring participants, participants leaving the employment of the Company due to disabling illness or injury, and participants whose employment is terminated prior to retirement, disability, or death will receive the vested balance in their individual account in a lump sum, net of any outstanding loan balance. Upon death, a participant's account is paid in a lump sum to the designated beneficiary.

Forfeited Plan Assets - If a participant forfeits any unvested balances in their account, these Plan assets are reallocated, on the last day of the Plan year, first to restore forfeited Plan accounts of former participants who are reemployed and become a participant again prior to incurring five consecutive one-year breaks-in-service then to active participants in equal amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on an accrual basis.

Investment Valuation - All investments are stated at fair value based upon quoted market prices.

Other - The Plan presents in the statement of changes in net assets, the net appreciation/(depreciation) in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Excess Contribution Payable - At December 31, 1998, a payable of $4,755 was recorded for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed by the Internal Revenue Service.

3. RIGHT TO TERMINATE THE PLAN

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, all participants become 100% vested in their accounts and the assets are distributed to the participants on the basis of the value of each participant's account as of the date of termination.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan is administered by the Company. Employees of the Company serve as Trustees of the Plan and participate in the Plan. The Company pays all administrative expenses related to the Plan.

5. INVESTMENTS

The fair value of individual investments that represent five percent or more of the Plan's net assets available for plan benefits are as follows:
	1998	1997

CIGNA Short-Term Fixed Fund	$ -	$ 4,953,490
Neuberger & Berman Guardian Trust Fund	6,922,448	6,776,331
AIM Value Fund	7,290,199	4,839,647
Templeton Foreign Fund	2,915,269	2,900,906
SEI Cap Appreciation Fund		3,356,752
SEI Small Cap Growth Fund		3,705,144
CIGNA Direct Fund	3,013,498	2,050,851
CIGNA Guaranteed Income Fund	5,882,071
CIGNA Charter Large Company Stock - Growth	4,173,135
CIGNA Charter Small Company Stock - Growth	3,289,010

6. INCOME TAX STATUS

The Internal Revenue Service has ruled, as of the most recent determination letter dated August 15, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

7. INVESTMENT FUNDS

Net assets available for benefits by fund at December 31, 1998 and 1997 and changes in net assets available for benefits by fund for the year ended December 31, 1998 are as follows:
	CIGNA	CIGNA						CIGNA
	Charter	Charter						Charter	Neuberger &
	Short-Term	Actively						Large Co.	Berman
Net Assets Available for Benefits	Fixed	Managed	CIGNA	CIGNA	CIGNA	CIGNA	CIGNA	Stock	Guardian	AIM	PBHG
as of December 31, 1998	Income	Fixed Income	Lifetime 60	Lifetime 50	Lifetime 40	Lifetime 30	Lifetime 20	Index	Trust	Value	Growth

Cash	$ -	$ 135	$ -	$ -	$ -	$ -	$ -	$ -	$ 925	$ 578	$ -
Investments, at market value		836,929	1,295	382,792	67,415	37,996	73,175	751,480	6,922,448	7,290,199	1,242,625
Employee loans receivable
Accrued interest on employee loans		72					1	26	251	343	230
Employer's contribution receivable		20		7	35	6	20	20	97	174	98
Participants' contributions receivable		3,636	28	171	215	113	85	1,401	4,964	7,308	3,692
Excess contribution refundable
	---------------	---------------	---------------	---------------	---------------	---------------	---------------	---------------	---------------	---------------	---------------
Net assets available for plan benefits	$ -	$ 840,792	$ 1,323	$ 382,970	$ 67,665	$ 38,115	$ 73,281	$ 752,927	$ 6,928,685	$ 7,298,602	$ 1,246,645

											(Continued)
				Stifel			CIGNA	CIGNA
				Financial		CIGNA	Charter Large	Charter Small	Employee	Excess
Net Assets Available for Benefits	Templeton	SEI Cap	SEI Small	Corp.	CIGNA	Guaranteed	Company	Company	Loans	Contribution
as of December 31, 1998	Foreign	Appreciation	Cap Growth	Stock	Direct	Income	Stock-Growth	Stock-Growth	Receivable	Refundable	Total

Cash	$ 343	$ -	$ -	$ -	$ -	$ 820	$ 530	$ 712	$ -	$ -	$ 4,043
Investments, at market value	2,915,269			177,534	3,013,498	5,882,071	4,173,135	3,289,010			37,056,871
Employee loans receivable									596,783		596,783
Accrued interest on employee loans	57			48		27	49	17			1,121
Employer's contribution receivable	65			226		31	80	173			1,052
Participants' contributions receivable	3,182			608		1,838	1,399	3,610			32,250
Excess contribution refundable										(4,755)	(4,755)
	---------------	---------------	---------------	---------------	---------------	---------------	---------------	---------------	---------------	---------------	---------------
Net assets available for plan benefits	$ 2,918,916	$ -	$ -	$ 178,416	$ 3,013,498	$ 5,884,787	$ 4,175,193	$ 3,293,522	$ 596,783	$ (4,755)	$ 37,687,365

											(Continued)

	CIGNA	CIGNA					CIGNA
	Charter	Charter					Charter	Neuberger &
	Short-Term	Actively					Large Co.	Berman
Net Assets Available for Benefits	Fixed	Managed	CIGNA	CIGNA	CIGNA	CIGNA	Stock	Guardian	AIM	PBHG
as of December 31, 1997	Income	Fixed Income	Lifetime 50	Lifetime 40	Lifetime 30	Lifetime 20	Index	Trust	Value	Growth

Investments, at market value	$ 4,953,490	$ 988,294	$ 329,768	$ 68,639	$ 6,308	$ 21,001	$ 358,321	$ 6,776,331	$ 4,839,647	$ 828,277
Employer's contribution receivable	34	25		4	13	36	40	147	198	126
Participants' contributions receivable	68	1,857	151	109	83	84	1,056	6,968	7,519	4,464
Employee loans receivable
Accrued interest on employee loans		39		2		1	32	289	231	192
Cash	820	135						925	578
	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------
Net assets available for plan benefits	$ 4,954,412	$ 990,350	$ 329,919	$ 68,754	$ 6,404	$ 21,122	$ 359,449	$ 6,784,660	$ 4,848,173	$ 833,059

										(Continued)

				Stifel
				Financial		CIGNA	Employee
Net Assets Available for Benefits	Templeton	SEI Cap	SEI Small	Corp.	CIGNA	Guaranteed	Loans
as of December 31, 1997	Foreign	Appreciation	Cap Growth	Stock	Direct	Income	Receivable	Total

Investments, at market value	$ 2,900,906	$ 3,356,752	$ 3,705,144	$ 104,667	$ 2,050,851	$ -	$ -	$ 31,288,396
Employer's contribution receivable	72			14		56		765
Participant's contributions receivable	3,270		143	7,430		2,111		35,313
Employee loans receivable							485,601	485,601
Accrued interest on employee loans	32					19		837
Cash	343	530	712					4,043
	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------
Net assets available for plan benefits	$ 2,904,623	$ 3,357,282	$ 3,705,999	$ 112,111	$ 2,050,851	$ 2,186	$ 485,601	$ 31,814,955

								(Continued)

Changes in Net Assets Available for Benefits for the Year	CIGNA	CIGNA						CIGNA
Ended December 31, 1998	Charter	Charter						Charter	Neuberger &
	Short-Term	Actively						Large Co.	Berman
	Fixed	Managed	CIGNA	CIGNA	CIGNA	CIGNA	CIGNA	Stock	Guardian	AIM	PBHG
Additions to Net Assets Attributed to:	Income	Fixed Income	Lifetime 60	Lifetime 50	Lifetime 40	Lifetime 30	Lifetime 20	Index	Trust	Value	Growth

Net appreciation (depreciation) in fair value of investments	$ 37,979	$ 62,793	$ 76	$ 44,846	$ 11,579	$ 4,798	$ 3,748	$ 155,571	$ 211,586	$ 1,779,720	$ 17,522
Employer's contributions	282	5,148	610	504	720	376	1,047	4,711	31,329	38,494	34,562
Participants' contributions	2,484	93,442	637	7,667	6,545	4,352	8,953	117,916	515,014	768,678	551,830
Dividends
Interest income	9	1,791			34	105	21	1,183	10,900	13,154	7,507
Other	(15,576)
	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------
Total additions	25,178	163,174	1,323	53,017	18,878	9,631	13,769	279,381	768,829	2,600,046	611,421

Deductions from Net Assets Attributed to:

Benefits paid to participants	(8,798)	(86,282)	-	-	(4,624)	(217)	(1,107)	(12,413)	(171,393)	(164,587)	(169,535)
Other	1,522	(14,199)		34	54	(76)	(376)	(41)	1,881	965	2,044
	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------
Total deductions	(7,276)	(100,481)	-	34	(4,570)	(293)	(1,483)	(12,454)	(169,512)	(163,622)	(167,491)
	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------
Net increase/decrease	17,902	62,693	1,323	53,051	14,308	9,338	12,286	266,927	599,317	2,436,424	443,930
Inter-fund transfers	(4,972,314)	(212,251)			(15,397)	22,373	39,873	126,551	(455,292)	14,005	(30,344)
	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------
Net increase (decrease)	(4,954,412)	(149,558)	1,323	53,051	(1,089)	31,711	52,159	393,478	144,025	2,450,429	413,586
	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------
Net assets available for benefits, Beginning of year	4,954,412	990,350		329,919	68,754	6,404	21,122	359,449	6,784,660	4,848,173	833,059
	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------
Net assets available for benefits, End of year	$ -	$ 840,792	$ 1,323	$ 382,970	$ 67,665	$ 38,115	$ 73,281	$ 752,927	$ 6,928,685	$ 7,298,602	$ 1,246,645

											(Continued)

				Stifel			CIGNA	CIGNA
				Financial		CIGNA	Charter Large	Charter Small	Employee	Excess
	Templeton	SEI Cap	SEI Small	Corp.	CIGNA	Guaranteed	Company	Company	Loans	Contributions
Additions to Net Assets Attributed to:	Foreign	Appreciation	Cap Growth	Stock	Direct	Income	Stock-Growth	Stock-Growth	Receivable	Refundable	Total

Net appreciation (depreciation) in fair value of investments	$ (133,491)	$ 435,966	$ 386,876	$ (84,268)	$ 81,701	$ -	$ 609,732	$ (101,601)	$ -	$ -	$ 3,525,133
Employer's contributions	20,405		159	5,718		12,956	2,249	1,467			160,737
Participants' contributions	422,986	(87)	3,996	58,653		367,049	56,633	25,580			3,012,328
Dividends		19,539		1,235							20,774
Interest income	3,271			536		278,598	957	165			318,231
Other				2		15,585					11
	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------
Total additions	313,171	455,418	391,031	(18,124)	81,701	674,188	669,571	(74,389)	-	-	7,037,214

Deductions from Net Assets Attributed to:

Benefits paid to participants	(48,334)	(14,330)	(5,467)	(2,152)	-	(323,737)	(20,424)	(58,112)	-	-	(1,091,512)
Other	873	(259)	(464)	(437)	(29,454)	6,425	(365)	(1,068)	(35,596)	(4,755)	(73,292)
	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------
Total deductions	(47,461)	(14,589)	(5,931)	(2,589)	(29,454)	(317,312)	(20,789)	(59,180)	(35,596)	(4,755)	(1,164,804)
	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------
Net increase/decrease	265,710	440,829	385,100	(20,713)	52,247	356,876	648,782	(133,569)	(35,596)	(4,755)	5,872,410
Inter-fund transfers	(251,417)	(3,798,111)	(4,091,099)	87,018	910,400	5,525,725	3,526,411	3,427,091	146,778
	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------
Net increase (decrease)	14,293	(3,357,282)	(3,705,999)	66,305	962,647	5,882,601	4,175,193	3,293,522	111,182	(4,755)	5,872,410

Net assets available for benefits, Beginning of year	2,904,623	3,357,282	3,705,999	112,111	2,050,851	2,186	-	-	485,601	-	31,814,955
	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------	-------------
Net assets available for benefits, End of year	$ 2,918,916	$ -	$ -	$ 178,416	$ 3,013,498	$ 5,884,787	$ 4,175,193	$ 3,293,522	$ 596,783	$ (4,755)	$ 37,687,365

											(Concluded)

* * * * * *
STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998

	Number of		Fair
Description of Investments	Shares	Cost	Value

*CIGNA Charter Actively Managed Fixed Income Fund	6,440	$ 773,380	$ 836,929

*CIGNA Lifetime 60 Fund	78	1,218	1,295

*CIGNA Lifetime 50 Fund	21,156	332,834	382,792

*CIGNA Lifetime 40 Fund	3,637	59,425	67,415

*CIGNA Lifetime 30 Fund	1,988	33,356	37,996

*CIGNA Lifetime 20 Fund	3,805	69,226	73,175

*CIGNA Charter Large Co. Stock Index Fund	11,517	637,893	751,480

Neuberger & Berman Guardian Trust Fund	353,223	6,462,014	6,922,448

AIM Value Fund	144,290	(1)	7,290,199

PBHG Growth Fund	48,654	1,212,924	1,242,625

Templeton Foreign Fund	265,319	(1)	2,915,269

Stifel Financial Corp. Stock	17,009	232,508	177,534

*CIGNA Direct Fund	(1)	(1)	3,013,498

*CIGNA Guaranteed Income Fund	209,303	5,882,071	5,882,071

*CIGNA Charter Large Company Stock-Growth	304,098	3,571,744	4,173,135

*CIGNA Charter Small Company Stock-Growth	295,055	3,358,491	3,289,010
			37,056,871

Employee loans receivable			596,783

Total			$ 37,653,654

(1) The historical cost and/or number of shares information is not available.
* Represents party-in-interest transactions.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998

						Gain
	Number		Number of			or (Loss)
	of Purchase	Purchase	Sales	Selling	Cost	on Sale
Investment	Transactions	Price	Transactions	Price	of Asset	of Asset

Category (i) - Single Transactions in Excess of 5% of Plan Assets

CIGNA Charter Small Company Stock-Growth Fund	1	$ 3,713,966		$ -
CIGNA Charter Large Company Stock-Growth Fund	1	3,456,080
CIGNA Guaranteed Income Fund	1	4,609,344
SEI Capital Appreciation Fund			1	3,456,080	(1)	(1)
SEI Small Cap Growth Fund			1	3,713,966	(1)	(1)
CIGNA Charter Short-Term Fixed Fund			1	4,609,344	(1)	(1)

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets

SEI Capital Appreciation Fund	3	$ 19,539	28	$ 3,812,257	(1)	(1)
CIGNA Guaranteed Income Fund	92	7,817,613	82	2,207,936	$ 2,207,936	$ -
Charter Large Company Stock-Growth Fund	61	3,984,908	37	420,023	413,164	6,859
SEI Small Cap Growth Fund	12	4,321	30	4,096,342	(1)	(1)
PBHG Growth Fund	69	1,129,184	75	732,071	751,391	(19,320)
Charter Small Company Stock-Growth Fund	48	3,900,275	37	508,098	541,784	(33,686)
AIM Value Fund	80	1,571,135	77	899,908	701,646	198,262
CIGNA Charter Short-Term Fixed Fund	19	92,107	18	5,083,576	4,919,555	164,021
Neuberger & Berman Guardian Trust Fund	67	965,291	85	1,030,445	898,638	131,807

(1) The historical cost information is not available and thus a gain or loss has not been computed.